Exhibit 3.1

ARTICLES OF AMENDMENT

OF

LAKES ENTERTAINMENT, INC.

The undersigned, Secretary of Lakes Entertainment, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that the following Articles of Amendment have been duly adopted by the Board of Directors of the Corporation (the “Board”), pursuant to the provisions of the Minnesota Business Corporation Act.

1.	Paragraph A of Article 3 of the Corporation’s Articles of Incorporation is amended to read in its entirety as follows:

“A.	The Corporation is authorized to issue One Hundred Million (100,000,000) shares of capital stock, having a par value of one cent ($.01) per share.”

2.

This amendment is as a result of a 1-for-2 reverse stock split of the Corporation’s common stock, declared by the Board on August 7, 2014 and to be effective on such date as the Corporation’s executive officers deem appropriate.

3.

This amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and will not result in a percentage of authorized shares of any class or series that remains unissued after the reverse stock split exceeding the percentage of authorized shares of that class or series that were unissued before the reverse stock split.

4.	This amendment has been adopted pursuant to Chapter 302A of the Minnesota Statutes, also called the Minnesota Business Corporation Act.

5.	This amendment shall be effective at 12:01 a.m. on September 10, 2014, or if later, as of the date on which these Articles of Amendment are filed with the Secretary of State of the State of Minnesota.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand this 8th day of September, 2014.

/s/ Damon E. Schramm

Damon E. Schramm, Secretary